UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2026

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street

Tel-Aviv, 6777508 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On July 2, 2026, Alarum Technologies Ltd. (the “Registrant”) issued a press release titled “Alarum Technologies Responds to Inquiry into Residential Proxy Networks”, announcing the Registrant’s response to the reported seizure of certain domains associated with its subsidiary’s residential proxy network.

On July 3, 2026, the Registrant issued a press release titled “Alarum Technologies Provides Update Regarding Recent Law Enforcement Action”, announcing an update regarding recent law enforcement action affecting certain domains associated with its subsidiary, NetNut Ltd.

On July 4, 2026, the Registrant issued a press release titled “Alarum Technologies Announces Temporary Operational Pause of Certain Network Services”, announcing the temporary operational pause of certain network services while the Registrant continues its investigation into the recent incident affecting its network.

Copies of each of the abovementioned press releases are attached hereto as Exhibits 99.1, 99.2 and 99.3 This Report of Foreign Private Issuer on Form 6-K, including such exhibits, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585, 333-285941 and 333-296294) and Form F-3 (File No. 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by the Registrant on July 2, 2026, titled “Alarum Technologies Responds to Inquiry into Residential Proxy Networks”.
99.2	Press release issued by the Registrant on July 3, 2026, titled “Alarum Technologies Provides Update Regarding Recent Law Enforcement Action”.
99.3	Press release issued by the Registrant on July 4, 2026, titled “Alarum Technologies Announces Temporary Operational Pause of Certain Network Services”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd.
(Registrant)

Date: July 6, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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